Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

BBR ALO FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$60,000,000(a)	0.00927%	$5,562.00(b)
Total Transaction Valuation	$60,000,000(a)		$5,562.00(b)
Total Fees Due for Filing			-
Total Fees Previously Paid			$5,562.00
Total Fee Offsets			-
Net Fee Due			$-

(a)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests. The fee of $5,562.00 was paid by the Fund in connection with filing its initial Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.
(b)	Calculated at 0.00927% of the Transaction Valuation.

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